UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1 )


                           Nugget Exploration, Inc.
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                               (Name of Issuer)


                        Common Stock, par value $0.01
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                        (Title of Class of Securities)


                                  669903 30 4
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                                (CUSIP Number)


         Ken Kurtz, 2133 East 9400 South, Suite 151, Sandy, Utah 84093
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    (Name, address and telephone number of person authorized to receive notices and communications)


                               November 30, 1998
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            (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box (    ).

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     Potential persons who are respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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                                                                PAGE 2 OF 6
                                  SCHEDULE 13D
CUSIP No.  669903 30 4

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1)  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
    First Avenue, Ltd.-87-0569161

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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  (  )
                                                               (B)  (  )

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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS
    PF

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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e).    (    )

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    First Avenue, Ltd. is organized under the laws of the State of Utah as a limited partnership.

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                    7)  SOLE VOTING POWER
                         First Avenue, Ltd.  -    48,710 (1.0%)
NUMBER OF
SHARES
BENEFICIALLY        ------------------------------------------------------
OWNED BY            8)  SHARED VOTING POWER
EACH                     448,710 (9.1%)
REPORTING
PERSON WITH         ------------------------------------------------------
                    9)  SOLE DISPOSITIVE POWER
                         First Avenue, Ltd.  -    48,710 (1.0%)

                    ------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                         448,710 (9.1%)

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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     First Avenue, Ltd.    -    48,710 shares   (Directly owned)

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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     First Avenue, Ltd.    -    1.0%

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14)  TYPE OF REPORTING PERSON
     First Avenue, Ltd.    -    PN
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
                                                                PAGE 3 OF 6
                                 SCHEDULE 13D
CUSIP No.  669903 30 4

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1)  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
    Ken Kurtz    -    ###-##-####

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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  (  )
                                                               (B)  (  )

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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS
    PF

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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e).    (    )

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Ken Kurtz is a US citizen.

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                    7)  SOLE VOTING POWER
                         Ken Kurtz -    400,000 (8.1%)
NUMBER OF
SHARES
BENEFICIALLY        ------------------------------------------------------
OWNED BY            8)  SHARED VOTING POWER
EACH                     448,710 (9.1%)
REPORTING
PERSON WITH         ------------------------------------------------------
                    9)  SOLE DISPOSITIVE POWER
                         Ken Kurtz -    400,000 (8.1%)

                    ------------------------------------------------------
                    10) SHARED DISPOSITIVE POWER
                         448,710 (9.1%)

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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Ken Kurtz  - 400,000 shares  (Directly owned)
                  48,710 shares  (Indirectly owned through First Avenue, Ltd.)

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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Ken Kurtz    -    8.1%

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14)  TYPE OF REPORTING PERSON
     Ken Kurtz    -    IN
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
                                                                PAGE 4 OF 6
Item 1.  Security and Issuer

This statement relates to common stock, par value $0.01 per share, of Nugget Exploration, Inc. ("Common Stock"). Nugget Exploration ("Nugget" or the "Issuer") is a Nevada corporation with principal executive offices at 815 South Durbin Street, Casper, Wyoming 82601.


Item 2.  Identity and Background

(a) This statement is filed by First Avenue, Ltd., a limited partnership organized under the laws of the State of Utah and Ken Kurtz, an individual and general partner of First Avenue, Ltd.

(b) The business address for both First Avenue, Ltd. and Ken Kurtz is 2133 East 9400 South, Suite 151, Sandy, Utah 84093.

(c) The principal business of First Avenue, Ltd. is investment management. Ken Kurtz is a General Partner of First Avenue, Ltd. and also the president of Park Street Investments, Inc.

(d) During the last five years, First Avenue, Ltd. and Ken Kurtz have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)

(e) During the last five years, First Avenue, Ltd. and Ken Kurtz was not party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) First Avenue, Ltd. is a limited partnership organized in the State of Utah. Ken Kurtz is a U.S. citizen.


Item 3.  Source and Amount of Funds or Other Consideration

On June 22, 1998, First Avenue, Ltd. received 15,100,000 shares of restricted Common Stock (the "Shares") of the Issuer in exchange for $15,100.00, pursuant to a Consulting Agreement dated March 5, 1998. First Avenue, Ltd. received the Shares as a designee of Park Street Investments, Inc., a Utah corporation. Ken Kurtz is a general partner of First Avenue, Ltd. and the president of Park Street Investments, Inc.

On October 19, 1998 the Issuer effected a 1-for-310 reverse stock split on its issued and outstanding common stock. All fractional shares were to be rounded up to the nearest whole share. The 15,100,000 Shares owned by First Avenue, Ltd. became 48,710 shares if restricted Common Stock after the 1-for-310 reverse split.

On November 30, 1998 the Issuer executed a Settlement Agreement with Park Street Investments, Inc. Also on November 30, 1998 the Issuer authorized 400,000 shares to be issued pursuant to a new Consulting Agreement dated November 30, 1998 between the Issuer and Ken Kurtz, to be registered on Form S-8 with the Securities and Exchange Commission ("SEC").


Item 4.  Purpose of Transaction

Please see Item 3, "Source and Amount of Funds or Other Consideration", above. Mr. Kurtz and First Avenue, Ltd. will assist the Issuer in locating a new business venture. No new business venture has been identified.


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                                                                PAGE 5 OF 6
Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

(b) The powers each person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer entered into a Consulting Agreement dated March 5, 1998 with Park Street Investments, Inc., a Utah corporation, whereby Park Street Investments, Inc. is to provide consulting services to the Issuer. Nugget issued 15,100,000 restricted shares of the common stock of Issuer to First Avenue, Ltd., a designee of Park Street Investments, Inc., in exchange for $15,100.00.

The Issuer entered into a Settlement Agreement dated November 30, 1998 with Park Street Investments, Inc., whereby Park Street Investments, Inc. and/or its designees, be allowed to keep the restricted shares issued pursuant to March 5, 1998 Consulting Agreement and also be entitled to any cash fee it is able to achieve from a reorganization.

The Issuer entered into a Consulting Agreement dated November 30, 1998 with Ken Kurtz, an individual, whereby Mr. Kurtz is to provide consulting services to the Issuer. Nugget authorized 400,000 shares to be issued to Ken Kurtz, to be registered on Form S-8 with the Securities and Exchange Commission ("SEC"), pursuant to the Consulting Agreement dated November 30, 1998 between the Issuer and Ken Kurtz.


Item 7.  Material to Be Filed as Exhibits.

Consulting Agreement dated March 5, 1998 between Nugget Exploration, Inc. and Park Street Investments, Inc., incorporated herein by reference from the previous Schedule 13D dated June 22, 1998 and filed with the SEC on July 6, 1998.

Settlement Agreement dated November 30, 1998 between Nugget Exploration, Inc. and Park Street Investments, Inc., attached hereto as Exhibit "A" and incorporated by reference herein.

Consulting Agreement dated November 30, 1998 between Nugget Exploration and Ken Kurtz, attached hereto as Exhibit "B" and incorporated by reference herein.

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                                                                PAGE 6 OF 6
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

First Avenue, Ltd.                        Ken Kurtz

 /s/ Ken Kurtz                           /s/ Ken Kurtz
-----------------------------           -----------------------------
Ken Kurtz, General Partner              Ken Kurtz, an individual

Dated: 12/14/98                           Dated: 12/14/98


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S.C. 1061).